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                                                             EXHIBIT 99.27(d)(9)


NORTHSTAR LIFE                                    WAIVER OF PREMIUM POLICY RIDER

Northstar Life Insurance Company - University Corporate Centre at Amherst - Suite 424 - 100 Corporate Parkway - Amherst, New York 14226

GENERAL INFORMATION

This agreement amends the group policy to which it is attached, and is issued in consideration of the required premium which is included in the monthly cost of insurance. This agreement provides a waiver of charges for those [insured employees] whose employer selected the waiver of premium benefit on its application. This agreement is subject to every term, condition, exclusion, limitation, and provision of the group policy unless otherwise expressly provided for herein.

WHAT DOES THE WAIVER OF PREMIUM BENEFIT PROVIDE?

If an [insured employee] becomes totally and permanently disabled, as hereinafter defined, while under age [60], upon receipt of due proof of such disability, the [insured employee's insurance] under the group policy (including all riders applicable to the [employee], including the Children's Term Life Benefit Policy Rider, if applicable) will be continued in force, subject to the following provisions and without payment of the cost of insurance, cost of riders, and administration charge for such [insured employee], during the uninterrupted continuance of such total and permanent disability.

WHAT IS "TOTAL" DISABILITY?

Total disability is a disability which occurs while the [insured employee's] insurance is in force and which results from an accidental injury or a disease that continuously prevents the [insured employee] from engaging in any occupation for remuneration or profit. The [insured employee] must be under the care of a licensed physician other than the [insured employee]. During the first [24 months] of total disability, "occupation for remuneration or profit" means the [insured employee's] regular occupation for remuneration or profit. After [24 months], it means any occupation for remuneration or profit for which the [insured employee] is reasonably fitted by education, training or experience.

The [insured employee's] total and irrevocable loss of the following shall be considered total disability even if the [insured employee] engages in an occupation for remuneration or profit:

         (1)      the sight of both eyes; or
         (2)      the use of both hands; or
         (3)      the use of both feet; or
         (4)      the use of one hand and one foot.

WHAT IS "PERMANENT" DISABILITY?

Total disability will be considered permanent only after it has existed continuously for at least [six months].


HOW LONG WILL INSURANCE BE CONTINUED?

If the [insured employee] becomes totally and permanently disabled, insurance will be continued:

         (1)      until the [insured employee's] [95th] birthday; or
         (2) until the date the [insured employee] is no longer totally and permanently disabled; or
         (3) until the date the [insured employee] terminates or surrenders his or her insurance; or
         (4)      until the date the group policy terminates;

whichever occurs first.

However, the termination of the group policy shall have no effect on the claim of any insured who is disabled, as set forth in this agreement, at the time the group policy terminates.

WHAT IF AN [INSURED EMPLOYEE] CONVERTS HIS OR HER GROUP LIFE INSURANCE TO A POLICY OF INDIVIDUAL INSURANCE PRIOR TO THE APPROVAL OF HIS OR HER DISABILITY CLAIM?

If an [insured employee's] coverage has been converted in accordance with the conversion privilege section of the group policy, benefits under this rider will apply only if the converted policy is surrendered without claim, except for refund of premiums.

WHAT WILL BE CONSIDERED DUE PROOF OF DISABILITY?

The [insured employee] must furnish evidence satisfactory to us that his or her total disability:

         (1) commenced while his or her insurance under the group policy was in force; and
         (2)      commenced before the [insured employee's] [60th] birthday; and
         (3)      was continuous for [six months] or more.

We will, at reasonable intervals, also require additional proof satisfactory to us that the [insured employee] continues to be totally and permanently disabled. We may also require the [insured employee] to submit to one or more medical examinations at our expense. However, we will not require a medical examination of the [insured employee] more frequently than once a year if the total disability has continued for two years.

ARE THERE ANY LIMITATIONS?

Insurance will not be continued if the [insured employee's] total disability results from intentionally self-inflicted injuries or from an act of war while the [insured employee] is serving in the military, naval or air forces of any country at war, declared or undeclared.



96-19986                                                       Northstar Life  1

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WHEN MUST WE BE NOTIFIED?

We must receive written notice of the [insured employee's] total disability at our home office during his or her lifetime and during the period of such disability.

WHAT IS THE [INSURED EMPLOYEE'S] COST FOR THIS BENEFIT?

The cost of this benefit is included in the planned monthly premium amount shown on the specifications page attached to the insured's certificate.

WHAT IF THE [INSURED EMPLOYEE'S] INSURANCE UNDER THE GROUP POLICY LAPSES?

If the [insured employee's] insurance lapses before notice of the [insured employee's] total disability is received at our home office, the [insured employee's] insurance will be continued only if the notice is received within one year after his or her insurance lapses. Also, the total disability must have commenced prior to the date the net cash value became zero or during the grace period allowed.

CAN INSURANCE THAT WAS CONTINUED UNDER THIS RIDER BE CONVERTED?

Yes. Insurance under the group policy may be converted during the [insured employee's] lifetime and within the time period allowed for such election, after he or she ceases to be totally and permanently disabled.


IS THIS BENEFIT RETROACTIVE?

Yes. The cost of insurance, cost of riders, and administration fees falling due before we approve the [insured employee's] total and permanent disability claim will be deducted from his or her account value. If the [insured employee's] claim for benefits under this agreement is approved, those charges which were deducted after the total and permanent disability began will be credited to the [insured employee's] account value.

WILL THE [INSURED EMPLOYEE'S] ACCOUNT BE CREDITED WITH PREMIUM CONTRIBUTIONS AS A RESULT OF THIS BENEFIT?

No. Except for interest which accrues on the account value, the account value will not increase while insurance is being continued under this agreement. Nothing contained herein will prohibit an [insured employee] from making premium contributions.

This agreement is effective as of the effective date shown on the [insured employee's] specifications page.


Dennis E. Prohofsky                                 Robert L. Senkler
Secretary                                                   President